June 6, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-0408

Attention: Mr. Kevin Vaughn

RE:	BankUnited Financial Corporation
Form 10-K for the Fiscal Year Ended September 30, 2007
Form 10-Q for the Quarterly Period Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
Schedule 14A
File No. 001-13921

Dear Mr. Vaughn:

In follow-up to our telephone conversation on June 4, 2008 regarding Comment 7 of the letter dated May 29, 2008 from BankUnited Financial Corporation (the “Company”) to the staff (the “Staff”) of the Securities and Exchange Commission, this letter provides additional information regarding the Company’s activities involving real estate acquired through foreclosure (real estate owned or “REO”).

As reported on page 50 of the Form 10-Q for the period ended March 31, 2008 (the “March 10-Q”), REO has increased from $729,000 at September 30, 2006, to $27.7 million at September 30, 2007 and $73.4 million at March 31, 2008. As further reported in the March 10-Q, the Company sold 60 properties during the six-month period ended March 31, 2008, and realized sales proceeds that averaged approximately 82% of appraised value at the time of foreclosure. Although, this statement is correct, that is, sales proceeds after selling costs divided by the appraised value at the time of foreclosure averaged approximately 82%, we have determined that the statement may not be relevant or useful information for investors and is not reflective of the financial statement impact of sales of REO. Specifically, this statement does not consider the impact of charge-offs taken at the time property is taken into REO. Nor does it consider the impact of payments under mortgage insurance policies in excess of amounts recorded as recoveries at the time of charge-off. Given the amounts that the Company charges off prior to transfer to REO, and proceeds under mortgage insurance policies, the actual difference between the carrying amount of REO and net sales proceeds is much less than the difference suggested by the disclosure on page 50 of the March 10-Q. For the three months ended December 31, 2007 and the three and six months ended March 31, 2008, net sales proceeds plus proceeds from payments under mortgage insurance policies were 96%, 93%, and 94%, respectively, of the carrying amount of REO properties sold.

When a property is acquired through foreclosure, the Company follows the requirements of SFAS No. 15. The excess of the recorded investment in the loan over the fair value of the REO, less selling costs, is recorded as a charge-off. The REO is recorded at the lower of the recorded investment in the loan or the fair value of the REO, less selling costs. Subsequent to the acquisition of the REO, the Company follows the requirements of SFAS No. 144 and FSP No. 144-1 when recognizing the change in the fair value of the REO. Any adjustments required as a result of changes in fair value are recorded in real estate owned expense in the statement of operations.

To clarify the disclosure regarding the REO, the Company proposes to include a discussion substantially similar to the following in its future filings on Form 10-Q and Form 10-K This discussion would be included in such future filings in place of the three paragraphs appearing below the second table on page 50 of the March 10-Q. The discussion primarily addresses sales activity during the six months ended March 31, 2008. Information to calculate comparable

Securities and Exchange Commission

June 6, 2008

realization percentages for REO sales activity for prior periods is not readily available. The amount of activity in prior periods was not significant.

“Real estate acquired through foreclosure has increased from $729,000 at September 30, 2006, to $27.7 million at September 30, 2007 and $73.4 million at March 31, 2008. The increase over this period is reflective of the increased levels of residential loan defaults noted throughout the nation, and especially in Florida. The Company expects loan defaults to continue and possibly increase for the remainder of fiscal 2008 and into fiscal 2009, resulting in further additions to REO.

From October 1, 2007 through March 31, 2008, the Company sold approximately 60 foreclosed properties, compared to approximately 20 properties resulting in sales proceeds of $4.5 million during the entire 6 year period ended September 30, 2007. The Company has observed that the average time from repossession of foreclosed real estate until the sale of the property has been approximately six months for the first six months of fiscal year 2008, compared to seven months for prior years’ sales. The relatively low level of activity in periods prior to October 1, 2007, and the relative strength of the real estate markets during those periods have the potential to distort comparisons to more recent activity.

Realized sales proceeds from sales of REO during the three months ended December 31, 2007 and the three and six months ended March 31, 2008, plus mortgage insurance proceeds applicable to some of the properties sold during these periods, amounted to approximately 96%, 93% and 94% of the carrying value of the properties sold during those periods, respectively. Net losses on the sale of REO totaled 323,000,$725,000, and $1.0 million, for the three months ended December 31, 2007, and the three and six months ended March 31, 2008, respectively. Writedowns due to declines in fair value amounted to $0, $176,000, and $176,000 for the three months ended December 31, 2007, and the three and six months ended March 31, 2008, respectively.

While the Company has not seen any clearly discernible trends in the period of time it has taken to sell REO over the past six months, the realization percentage as noted above has declined 3 percentage points. Current market conditions have increasingly reflected greater default rates, as well as significant housing price declines in the geographic markets where the Company has made loans. These market conditions are likely to result in lower sales prices, longer marketing periods to sell, or both, for future real estate owned activity, which could result in greater charge-offs at the time REO is acquired, and greater losses due to impairment of value during the period REO is held until disposal. Additionally, greater activity may also result in greater maintenance and repair costs associated with the holding and disposal of REO. As a result of higher default rates and greater foreclosure activity, the Company has increased staff dedicated to managing this activity.”

Should you have any questions on the foregoing information please contact Tim Harris at (305) 698-4159, or Joe Gleason at (305) 818-8603.

Sincerely,

/s/ Humberto L. Lopez
Humberto L. Lopez
Senior Executive Vice President and Chief Financial Officer